PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net

April 29, 2008

LSR ANNOUNCES FIRST QUARTER 2008 FINANCIAL RESULTS

Highlights:

•	Revenues of $63.2 million

•	Operating income of $9.7 million, or 15.3%

•	Net income of $6.7 million, or $0.44 per fully diluted share

•	Net new orders of $71.4 million, TTM book to bill ratio of 1.11

East Millstone, New Jersey, April 29, 2008 – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today that revenues for the quarter ended March 31, 2008 were $63.2 million, 16.4% above the revenues for the same period in the prior year of $54.3 million. Excluding the effect of exchange rate movements, revenues increased 15.3%. Operating income for the quarter ended March 31, 2008 was $9.7 million, or 15.3% of revenues, compared with $6.2 million, or 11.5% of revenues for the same period in the prior year. The quarter included FAS123R stock option expenses of $0.5 million, or $0.03 per fully diluted share compared with $0.6 million or $0.04 per fully diluted share in the same quarter last year. The Company reported net income for the quarter ended March 31, 2008 of $6.7 million compared with $3.5 million for the quarter ended March 31, 2007. Net income per common share was $0.53 for the three months ended March 31, 2008 compared with $0.27 for the three months ended March 31, 2007. Net income per fully diluted share was $0.44 for the three months ended March 31, 2008 compared with $0.23 for the three months ended March 31, 2007.

The net income for the quarter ended March 31, 2008 included Other Expense of $0.5 million which comprised finance arrangement fee amortization of $0.4 million and $0.1 million from the non-cash foreign exchange re-measurement loss on the long-term loan denominated in US dollars. In the same period in the prior year, Other Expense of $0.4 million was comprised of finance arrangement fee amortization of $0.5 million, offset by $0.1 million non-cash foreign exchange re-measurement gain pertaining to the long-term loan denominated in US dollars.

Cash and short-term investments at March 31, 2008 was $26.6 million compared with $36.2 million at December 31, 2007. Operating activities used cash of $1.5 million, of which $6.9 million was due to the increase in Days Sales Outstanding (DSO). Net DSO at March 31, 2008 were 23 compared with 13 days at December 31, 2007. Capital expenditure totaled $4.8 million in the first quarter of 2008, compared to $4.0 million in the first quarter of 2007.

Net new orders totaled $71.4 million for the first quarter of 2008 which represented an increase of 7.7% over first quarter orders in 2007. This resulted in a book to bill ratio of 1.13 for the quarter, and a trailing twelve month (“TTM”) book to bill of 1.11. At March 31, 2008 backlog (booked on work) amounted to approximately $196 million.

Brian Cass, LSR’s President and Managing Director commented, “I’m delighted with the solid footing that our first quarter’s results represent, with record constant currency revenues and earnings. Our investment in expanded staffing and targeted infrastructure improvements is helping us to profitably meet the growing demand for our services, and we look forward to building on those strengths throughout the year and beyond. ”

Andrew Baker, LSR’s Chairman and CEO said, “This is an encouraging time for our industry, and an exciting time for our Company. We continue to see robust industry demand for outsourced safety testing of both pharmaceutical and biologic products, and our strong new business wins in the past quarter and year are testament to our ability to convert that opportunity. We’re buoyed by the confidence our customers place in us, proud of the commitment of our staff, and pleased with the growing interest and support from the investment community. ”

LSR management will host an investor conference call to discuss the quarter’s results on April 30, 2008 at 9:00 a.m. Eastern time. Shareholders and other interested parties may participate in the conference call by dialing +1 (210) 234-0017 and entering pass code 3316789 a few minutes before the scheduled call.

About Life Sciences Research, Inc.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

Forward Looking Statements

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2007, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Operations

Unaudited

	Three months ended March 31

(Dollars in thousands, except per share data)	2008	2007

Net revenues	$63,227	$54,297
Cost of sales	(43,364)	(40,283)
Gross profit	19,863	14,014
Selling, general and administrative expenses	(10,199)	(7,795)
Operating income	9,664	6,219
Interest income	323	382
Interest expense	(2,661)	(3,460)
Other expense	(520)	(439)
Income before income taxes	6,806	2,702
Income tax (expense)/benefit	(71)	752
Net income	$6,735	$3,454

Income per share
- Basic	$0.53	$0.27
- Diluted	$0.44	$0.23

Weighted average number of common stock
- Basic (000’s)	12,633	12,782
- Diluted (000’s)	15,406	15,056

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Dollars in thousands)	March 31,	December 31,
	2008	2007
ASSETS	Unaudited	Audited
Current assets:
Cash and cash equivalents	$26,605	$32,304
Short-term investments	-	3,919
Accounts receivable, net	34,955	30,116
Unbilled receivables, net	25,169	25,935
Inventories	2,463	2,530
Prepaid expenses and other current assets	10,264	9,270
Total current assets	$99,456	$104,074

Property and equipment, net	73,193	70,994
Goodwill	7,269	7,268
Other assets	7,908	8,382
Deferred income taxes	10,795	10,865
Total assets	$198,621	$201,583

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$12,086	$15,477
Accrued payroll and other benefits	8,060	6,644
Accrued expenses and other liabilities	28,885	33,086
Short-term debt	455	618
Fees invoiced in advance	44,453	47,347
Total current liabilities	$93,939	$103,172

Long-term debt, net	75,302	75,429
Deferred gain on disposal of US property	8,707	8,787
Pension liabilities	42,515	43,522
Total liabilities	$220,463	$230,910

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized 50,000,000
Issued and outstanding at March 31, 2008: 12,645,598 (December 31, 2007: 12,626,498)	126	126
Paid in capital	87,739	87,216
Accumulated other comprehensive loss	(46,648)	(46,875)
Accumulated deficit	(63,059)	(69,794)
Total stockholders’ deficit	(21,842)	(29,327)
Total liabilities and stockholders’ deficit	$198,621	$201,583

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Unaudited

	Three months ended March 31
(Dollars in thousands)	2008	2007

Cash flows from operating activities:
Net income	$6,735	$3,454
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	2,506	2,229
Amortization of gain on disposal of US property	(80)	(80)
Non-cash compensation expense associated with employee stock compensation plans	474	558
Foreign exchange loss/(gain) on long-term loan	50	(110)
Foreign exchange loss/(gain) on intercompany balances	10	(12)
Deferred income tax expense/(benefit)	71	(752)
Provision for losses on accounts receivable	36	85
Interest expense related to the amortization of debt issue costs	503	451
Amortization of financing costs	460	387

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	(5,193)	2,401
Inventories	71	(234)
Accounts payable, accrued expenses and other liabilities	(4,321)	1,117
Fees invoiced in advance	(2,810)	616
Net cash (used in)/provided by operating activities	$(1,488)	$10,110

Cash flows used in investing activities:
Purchase of property, plant and equipment	(4,754)	(3,981)
Sale of property, plant and equipment	-	6
Payment for acquisition	(1,771)	-
Sale of short-term investments	3,919	-
Net cash used in investing activities	$(2,606)	$(3,975)

Cash flows (used in)/provided by financing activities:
Proceeds from issuance of Voting Common Stock	49	35
Repayments of long-term borrowings	(600)	-
Repayments of short-term borrowings	(216)	(213)
Net cash used in financing activities	$(767)	$(178)

Effect of exchange rate changes on cash and cash equivalents	(838)	10
(Decrease)/increase in cash and cash equivalents	(5,699)	5,967
Cash and cash equivalents at beginning of period	32,304	44,088
Cash and cash equivalents at end of period	$26,605	$50,055

Supplementary Disclosures
Interest paid	$2,102	$2,934
Taxes paid	$80	$128